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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934)
                              (Amendment No. 1)*

                         InSight Health Services Corp.
                 --------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 Par Value
                 --------------------------------------------
                        (Title of Class of Securities)

                                  457660 10 1
                 --------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  457660 10 1         13G              Page ______ of ______ Pages
------------------------                        -----------------------------

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

    Roz Kovens
----------------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]

                                                                        (b)[ ]
----------------------------------------------------------------------------------------
 3  SEC USE ONLY

----------------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
----------------------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF        141,675
    SHARES      ------------------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH          -0-
  REPORTING     ------------------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                   141,675
                ------------------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   -0-
----------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    141,675
----------------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------
 11  PERCENT OF C LASS REPRESENTED BY AMOUNT IN ROW (9)


     5.007%
----------------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.  457660 10 1         13G              Page ______ of ______ Pages
------------------------                        -----------------------------

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

    Estate of Cal Kovens
----------------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]

                                                                        (b)[ ]
----------------------------------------------------------------------------------------
 3  SEC USE ONLY

----------------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
----------------------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF        -0-
    SHARES      ------------------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH          -0-
  REPORTING     ------------------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                   -0-
                ------------------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   -0-
----------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
----------------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                [ ]
----------------------------------------------------------------------------------------
 11  PERCENT OF C LASS REPRESENTED BY AMOUNT IN ROW (9)

     -0-
----------------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     00
----------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13G is being filed pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, by Roz Kovens and the Estate of Cal Kovens, through Roz Kovens, its Personal Representative, relating to the common stock, par value $.001 per share, of InSight Health Services Corp.


Item 1(a).     Name of Issuer:

               InSight Health Services Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               4400 MacArthur Boulevard
               Suite 800
               Newport Beach, California 92660

Item 2(a).     Name of Person Filing:

               This statement is filed by Roz Kovens individually and by the Estate of Cal Kovens (the "Estate"), through Roz Kovens, its Personal Representative.

Item 2(b).     Address of Principal Business Office:

               The principal business office of Roz Kovens and the Estate is located at 9999 Collins Avenue, PH 1K, Bal Harbour,
               Florida 33154.

Item 2(c).     Citizenship:

               Roz Kovens is a citizen of the United States. The Estate is a Florida organization.

Item 2(d).     Title of Class of Securities:

               Common stock, par value $.001 per share ("Common Stock").

Item 2(e).     CUSIP Number:

               457660 10 1

Item 3. Not applicable. The person filing does not fit into any of the categories in Item 3(a)-(j).

Item 4.        Ownership

(a)& (b)       The Estate does not beneficially own any shares of Common Stock.

               Roz Kovens beneficially owns 141,675 shares of Common Stock, including (i) 140,475 shares of Common Stock and (ii) options to purchase 1,200 shares of Common Stock at an exercise price of $2.50 per share, representing approximately 5.007% of the outstanding Common Stock.

(c) Ms. Kovens has the sole power to vote and dispose of 141,675 shares of Common Stock and would have the sole power to vote and dispose of an additional 1,200 shares of Common Stock issuable upon the exercise of the options described above in response to this Item 4.

Item 5.        Ownership of Five Percent or Less of a Class.

               The Estate no longer beneficially owns any Common Stock.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 23, 1999           Estate of Cal Kovens



                                  By:  /s/ Roz Kovens
                                     -------------------------------------------
                                     Roz Kovens, Personal Representative


                                      /s/ Roz Kovens
                                     -------------------------------------------
                                     Roz Kovens, Individually